Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: The Travelers Companies, Inc.

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

May 2, 2022

Shareholder Proposal for Racial Justice Audit

Submitted at The Travelers Companies, Inc.

Dear Travelers Shareholders:

Trillium Asset Management and Friends Fiduciary Corporation urge you vote FOR Item 7 requesting that the board conducts a racial justice audit, which would help shareholders assess the efficacy of The Travelers Companies, Inc.’s (TRV) efforts to address its impact on systemic racism and its internal diversity, equity, and inclusion (DEI) efforts and the management of such risks. A racial justice audit usually brings in an external and independent examiner to conduct a systematic review of significant racial equity issues that may exist in a company and to propose an action plan to address the issues in a thorough, intentional, time-bound, and transparent manner. The third-party party entities have extensive civil rights expertise to assess how a company’s policies, practices, products, services, and other activities such as philanthropy and political contributions can have a discriminatory or disparate impact on communities historically subject to discrimination. After the auditors perform the initial assessment, a public report can be issued to provide a plan for corrective action and proactive, equitable outcomes designed to prevent future harm.1

We urge investors to vote “YES” for the following reasons:

1.	An audit could help TRV understand how its business activities, such as lobbying, can unintentionally but negatively impact communities of color.
2.	Disparate racial impacts in the insurance industry is a significant issue that TRV is well positioned to influence.
3.	The company’s statement of opposition, which claims that regulation and internally led efforts are sufficient to address company risk and impacts on systemic racism, fails to account for the company’s external impacts and fails to address the need for external assurances.

1.	An audit would help TRV understand how business activities, such as lobbying, can unintentionally but negatively impact communities of color.
•	TRV participated in lobbying activities related to credit scoring, risk-based pricing, and the use of credit as an underwriting tool in 2021.[2] The nature of these activities is unknown to the public and it is possible that TRV is lobbying for legislation that regardless of intent, could adversely affect communities of color.
•	Civil society organizations have shown that the use of credit history as a factor in actuarial principles increases disparate impacts on racial minorities. Black, Brown, and Indigenous people have disproportionately lower credit scores.[3]
•	In Washington State, the Consumer Federation of America found that insurance companies charge safe drivers 79% more if they had poor credit scores as opposed to excellent scores.[4]

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1 http://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf

2 https://s26.q4cdn.com/410417801/files/doc_downloads/2022/01/Travelers-Lobbying-Report-4Q21.pdf

3 https://consumerfed.org/press_release/insurance-companies-charge-79-more-to-safe-drivers-in-washington-state-due-to-low-credit-scores-state-farm-nearly-triples-premium-for-good-drivers-with-credit-problems/

4 https://consumerfed.org/press_release/insurance-companies-charge-79-more-to-safe-drivers-in-washington-state-due-to-low-credit-scores-state-farm-nearly-triples-premium-for-good-drivers-with-credit-problems/

•	Experts have called for companies to lobby for policies that advance racial equity. A Harvard Business Review article by Harvard Business School’s Mark Kramer, “The 10 Commitments Companies Must Make to Advance Racial Justice,” encourages companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”[5]
•	By conducting a racial justice audit, TRV can better understand and mitigate the potential negative impacts of its public policy activities on communities of color and could develop an understanding of how to use these activities in support of racial justice.

2.	Racism in the insurance industry is a significant issue that TRV is positioned to influence.
•	In its opposition statement, TRV argues that risk-based underwriting and pricing are agnostic of race and that issues should be addressed by regulators and legislators on an industry-wide basis rather than by the company on an individual basis. It also argues that implementing the proposal would cause the company to violate state laws.
•	However, the U.S. Securities and Exchange Commission Division of Corporation Finance rejected TRV’s rule 14a-8 no-action request that made similar claims, stating that the proposal transcends ordinary business matters and that it was unable to conclude that the proposal would violate state laws if implemented.[6]
•	The company may not explicitly use race as a factor, but it uses several proxies, such as zip codes, that have a similar effect. A 2017 analysis of insurance rates found that certain companies within the TRV group charged 30% higher rates on average in zip codes with high racial minority populations compared to non-minority zip codes with similar risk.[7]
•	In August 2021, the National Association of Insurance Commissioners, the U.S. standard-setting body of chief insurance regulators from the 50 states, voted unanimously to adopt measures to study racial discrimination in the industry.[8] Specifically, the Association voted to “continue research and analysis of insurance, legal, and regulatory approaches to addressing unfair discrimination, disparate treatment, proxy discrimination and disparate impact,” including how using credit scores to determine insurance rates negatively affects people of color.[9] By conducting a racial justice audit, Travelers could be in a position to help interested insurance commissioners around the country to understand how the industry can better address racial justice.
•	According to legal advocates, discriminatory housing practices, including homeowners’ insurance, are covert. One example of such a practice is “price optimization,” in which personal consumer information is mined for the purpose of selecting prices for specific groups of insurance consumers that differ at a granular level, which creates (illegal) racial disparities in insurance prices.[10] Actuarial principles are not sound in and of themselves as TRV claims in its opposition statement.[11]

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5 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

6 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2022/trilliumfriendstravelers033022-14a8.pdf

7 https://www.propublica.org/article/minority-neighborhoods-higher-car-insurance-premiums-methodology

8 https://www.nbcnews.com/politics/politics-news/regulators-move-study-racism-insurance-industries-experts-say-it-s-n1277016

9 https://www.wsj.com/articles/insurance-group-to-scrutinize-rate-guidelines-for-racial-bias-11595494800

10 https://www.clccrul.org/blog/2021/7/23/no-home-insurers-are-not-exempt-from-anti-discrimination-laws

11 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000086312/93677ca8-73ee-4e8d-8d23-202a0e7c45c3.pdf

3.	The company’s statement of opposition argues that regulation and internally led efforts are sufficient to address company risk and impacts on systemic racism. However, this fails to account for the company’s external impacts and does not address the need for external assurances.
•	The company argues in its opposition statement that “The Proposal conflicts with the highly regulated insurance environment in which the Company operates and would insert the Company into decisions that are solely within the ambit of insurance regulators and risk prejudicing the Company in potential future litigation and regulatory matters in which insurers are routinely involved.”[12]
•	As stated previously, the SEC has dismissed these claims in the no-action ruling: “We are unable to conclude that the Proposal, if implemented, would cause the Company to violate state law.”[13]
•	Highly regulated industries, such as the banking industry, have already conducted such audits or have committed to them, such as State Street, JPMorgan, Citigroup, and BlackRock.[14,15,16,17] Shareholders can reasonably conclude that the company would be able to conduct an audit and define the scope such that it falls within regulatory parameters, as other companies have done.
•	The SEC describes the purpose of an audit as providing the public with additional assurance “beyond managements’ own assertions” and an objective, third-party assessment would include additive elements not yet covered by TRV’s current approach, including input from impacted external communities of color.[18]
•	Travelers’ business activities in pursuit of racial justice include the establishment of several diversity, equity, and inclusion (DEI) councils and networks, board oversight, inclusionary trainings, talent development, and supplier diversity programs. However, while TRV’s executives and directors are experienced business leaders, they appear to lack expertise in racial justice and diversity, equity, and inclusion. Thus, while we are supportive of many DEI actions taken by TRV so far, we believe that the company may not be meaningfully addressing potential blind spots. A racial justice audit would also help the company holistically understand how its equitable pay analyses fit into a broader context.

Conclusion

Investors, legislators, and the public are increasingly looking to companies to understand their roles and responsibilities in dismantling racial disparities and contributing to sustainable economic growth. An externally validated audit gives the company an opportunity to avoid future controversies, identify blind spots, and determine how to most effectively apply its resources to this shared goal.

For the reasons above Trillium Asset Management and Friends Fiduciary Corporation urge TRV shareholders to vote FOR Item 7 on the proxy.

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12 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000086312/93677ca8-73ee-4e8d-8d23-202a0e7c45c3.pdf

13 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2022/trilliumfriendstravelers033022-14a8.pdf

14 https://newsroom.statestreet.com/press-releases/press-release-details/2021/Civil-Rights-Audit-Statement/default.aspx

15 https://www.bloombergquint.com/onweb/jpmorgan-agrees-to-racial-equity-audit-for-30-billion-effort

16 https://blog.citigroup.com/2021/10/citi-will-conduct-a-racial-equity-audit/

17 https://news.bloomberglaw.com/securities-law/blackrock-breaks-ranks-with-wall-street-in-performing-race-audit

18 https://www.sec.gov/reportspubs/investor-publications/investorpubsaboutauditorshtm.html

If you have any questions, please contact Hyewon Han via email at hhan@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.